FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒         Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

NATIONAL BANK OF GREECE

NATIONAL BANK OF GREECE S.A. announces that its 2,670,367 new common registered shares deriving from the Bank’s share capital increase due to merger through absorption of National Real Estate S.A. by National Bank of Greece S.A. (NBG) have commenced trading on the Athens Exchange (ATHEX) as of 10 April 2006.

Following the merger, which was approved by the Ministry of Development, by virtue of its Decision under Prot. K2-4813/31.03.2006, the share capital of National Bank of Greece S.A. currently amounts to €1,696,347,060.00 and is divided into 339,269,412 common registered shares, of a par value of €5.00 each.

Athens, 11 April, 2006

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Further to National Bank of Greece’s announcement made on April 6, 2006, the Bank announces that the dividend payment commencement date changes from 12 May to 11 May 2006.

The dividend cut-off date remains the same, May 3rd, 2006.

April 12, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 13th April, 2006
Deputy Chief Executive Officer